Exhibit 21.1

Subsidiaries of the Registrant

Independence Realty Operating Partnership, LP	Delaware
IRT Belle Creek Apartments Colorado, LLC	Delaware
IRT Copper Mill Apartments Texas, LLC	Delaware
IRT Crestmont Apartments Georgia, LLC	Delaware
IRT Cumberland Glen Apartments Georgia, LLC	Delaware
IRT Heritage Trace Apartments Georgia, LLC	Delaware
IRT Tresa at Arrowhead Arizona, LLC	Delaware